UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Richardson, Nancy A.
   6300 Bridgepoint Parkway
   Building Three, Suite 200
   Austin, TX 78730

2. Issuer Name and Ticker or Trading Symbol
   Concero Inc. (CERO)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   05/01

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr. VP, General Counsel and
   Secretary

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                                                                     1,800          D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $1.9375                                                                                 09/29/08
(right to buy)
Non-Qualified Stock Option     $2.2500         02/01/01       A     V   5,000                                          02/01/11
(right to buy)
Non-Qualified Stock Option     $3.6250
(right to buy)
Non-Qualified Stock Option     $3.8750                                                                                 02/09/09
(right to buy)
Non-Qualified Stock Option     $9.6250                                                                                 05/31/10
(right to buy)
Non-Qualified Stock Option     $16.6250                                                                                01/12/10
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Non-Qualified Stock Option               Common Stock                   15,082                    15,082        D   Direct
(right to buy)
Non-Qualified Stock Option     02/01/01  Common Stock                   5,000         $2.2500     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   20,000                    20,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   6,000                     6,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   19,000                    19,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)

Explanation of Responses:

(1) 4,918 options have been exercised and 5,082 options are currently exercisable. The remaining 10,000 options become exercisable in two (2) equal annual installments commencing on September 29, 2001.

(2) Option to purchase 20,000 shares becomes exercisable in four (4) equal annual installments commencing October 2, 2001.

(3) 2,000 options have been exercised and an additional 2000 options are exercisable. The remaining 4,000 options become exercisable in two (2) equal annual installments commencing on February 9, 2002.

(4) Option to purchase 19.000 shares becomes exercisable in four (4) equal annual installments commencing May 31, 2001.

(5) 1250 options are currentlly exercisable. The remaining 3750 options become exercisable in three (3) equal annual installments commencing on January 12, 2002.

SIGNATURE OF REPORTING PERSON
/S/ Richardson, Nancy A.
DATE: June 8, 2001